

OFFERING MEMORANDUM

facilitated by



Snowbelt Gardens LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Snowbelt Gardens LLC
State of Organization	NY
Date of Formation	08/27/2021
Entity Type	Limited Liability Company
Street Address	102 Prospect St, Jamestown NY, 14701
Website Address	https://www.instagram.com/snowbeltcannabis/

(B) Directors and Officers of the Company

Key Person		Ashley Baron
Position with the Company		
	Title	Owner - Sales/Marketing
	First Year	2021
Other business experience (last three years)		Ashley has been employed at Holiday Valley Ski Resort since 2010 as the media and video production specialist. She still works here as the content creator in the marketing department. Ashley has also owned her own video production business since 2011 doing freelance video and photo work in her region.

Key Person	Ryan Peterson
Position with the Company Title First Year	 Owner - Master Grower 2021
Other business experience (last three years)	*Current Owner/Operator of BioDome Project a local Market and Gardening Store in Jamestown NY for 8 years. Grow operations manager.* Current Owner/Operator of Cheby Manor Aparments - Commercial Apartment and AirBNB Web Sales and Inventory Management for Jamestown Skate Product LLC

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Ashley Baron	51%
Ryan Peterson	49%

(D) The Company's Business and Business Plan

Our Mission

Environmentalism and philanthropy are the company's top priorities and beliefs. As current Jamestown small business owners and community members, Snowbelt aims to focus on quality over quantity and provide a safe and high-grade product.

- Be as resource-efficient as possible by supporting other local businesses
- Create local job opportunities and local tax revenues
- Offer quality well paying jobs and educational opportunities
- Set up charitable contributions throughout the year to help further enrich local residents lives that have been impacted by cannabis prohibition
- Be as sustainable and environmentally conscious as we possibly can and will make sure the following areas are met with our best standards- water conservation, low energy consumption, proper recycling, soil composting and eco-friendly packaging
- Focus on what we can do best and grow high-quality safe cannabis by maximizing growth through vertical integration rather than adding more plants than we can give our full attention to

Business Model

Snowbelt Cannabis will have the ability to vegetate up to 10,000 square feet of plant canopy, will grow up to 16+ different strains of cannabis, and will have the ability to grow from seedling to finished product. All products manufactured by Snowbelt will be sold on a wholesale basis to in-state dispensaries and processors. Snowbelt will apply for a Processing and Distribution license. Products so will include, but not limited to:

- Flowers
- Pre-rolls
- Usable trim
- Extracted Oils

Our Story

Living in the snowbelt region of the Great Lakes has allowed us to fully immerse ourselves into everything the season delivers. As avid snowboarders, we are aware of the climate change issues happening around us, affecting snowfall totals and winters around the world. It's important to us that Snowbelt's brand portrays our love for the conservation of the planet and passion for supporting and nurturing our local community.

- Passionate about environmentalism
- Belief in the cannabis plant and all its beneficial purposes
- Living in a well-connected and supportive community
- Strong work ethics from over a decade of self-employment
- Importance of small businesses and entrepreneurs

Team Experience

As owners of Biodome Project, they have obtained and held a Cannabinoid license since it was introduced in NY State and complied with changing regulations. We have experience in compliance and working with state agencies for agriculture inspections, and kitchen inspections. We currently have wholesale accounts and business relationships with lighting and equipment suppliers such as Horticulture Lighting Group, BFG Supply, Coast of Maine, Advanced Nutrients and others. Ryan has been growing and farming using organic inputs and sustainable methods for almost a Decade and under a New York Greenhouse growers License for 7 years. We have a vast knowledge of many plants and methods of cultivation. Ryan has gone above and beyond to study cannabis cultivation specifically and has gained an education not only in growing but about the plant itself and its multiple genetic traits. We are educating ourselves and paying close attention to market trends so we can stay on top of an ever changing and growing market. As a one-woman team for her production company, Ashley has strengthened her skills in organization, business management, media production and marketing strategy. Over the decade, she has and currently does work with a wide variety of local businesses and organizations in Jamestown and Chautauqua County, building strong relationships within her community. In having an extensive background in marketing skills and tools, Ashley will ensure that the business is in top search engines, that the products appeal to the mass of potential consumers, and will maintain a high end reputation as safe and responsible growers.

- Experience working with controlled substances
- Currently have wholesale accounts and business relationships with equipment suppliers
- Experience in growing many varieties of plants
- Over a decade of marketing and content creation experience

The Team

Ashley Baron, CEO- Sales/Marketing

Ashley Baron is a local business owner and native of Western New York. She is owner of ABCinematography, a freelance filmmaker and photographer business and also works year-round at Holiday Valley Ski Resort creating all of their media content in marketing and social media. Ashley has been providing media services for our local community and surrounding areas for over 10 years.

The skill sets she has gained, the hardships she's overcome, the relationships she has built, and the success of her video production business correlates to her tireless efforts to assure that whatever avenue she is in, she will give her 110% to succeed.

With over a decade of exemplary and influential work ethic under her belt and having an extensive background in marketing skills and tools, Ashley will ensure that the business is in top search engines, that the products appeal to the mass of potential consumers, and will maintain a high end reputation as safe and responsible growers. As someone who is very personable with strong communication skills, she will be the first point of contact for client engagement, building strong relationships with dispensary owners to enlighten them of Snowbelt's superior products and why they should choose a small-scale grow operation to buy their cannabis. She will also be building relationships with other local businesses that Snowbelt can co-brand and partner with to work together in growing our brands and community.

Ryan Peterson, Cultivation Manager

Ryan Peterson owns and operates a small gardening store and local market called BioDome Project in Jamestown, NY. Ryan has been growing under a NY state Greenhouse/Nursery license for over 7 years. He has extensive knowledge and experience cultivating a wide variety of plants using many different methods. Along with seasonal outdoor food production agriculture, he also grows indoors year round producing herbs, leafy greens, and hundreds of varieties of other plants. He has obtained a Cannabis Horticulture Certificate form Oaksterdam University and has cultivated cannabis for personal use for 20 years. Ryan has knowledge and experience working with CBD and other cannabinoids and sells products under a NY State Cannabiniod Sales License. Prior to owning his own business, Ryan worked as a sales and inventory manager for several years. He was responsible for managing online sales and shipping, and complete inventory management. These skills will enable Ryan to comply with regulations and tracking requirements in the cannabis industry.

Intended Use of Funds

Funds will be used for start-up costs to get Snowbelt Cannabis up and running as much of the 10,000 square foot canopy as quickly as possible.

- Build out
- Nutrients and supplies
- Lights and growing equipment
- Labor

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 2 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$80,000
Offering Deadline	March 25, 2022

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$107,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Grow supplies, Labor, Build out	$75,200	$100,580
Mainvest Compensation	$4,800	$6,420
TOTAL	$80,000	$107,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	3.0 - 4.0%[2]
Payment Deadline	2027-10-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.8 x 1.6 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar month ending not more than thirty days after the end of the first calendar year after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	1.26%

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[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 3.0% and a maximum rate of 4.0% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$80,000	3.0%
$86,750	3.2%
$93,500	3.5%
$100,250	3.8%
$107,000	4.0%

[3] To reward early participation, the investors who contribute the first $40,000.0 raised in the offering will receive a 1.8x cap. Investors who contribute after $40,000.0 has been raised in the offering will receive a 1.6x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Ashley Baron	51%
Ryan Peterson	49%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 3.0% of the amount of the Offering raised by First Time Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "First Time Users" means a user of Mainvest.com who became a user only after the Offering was publicly listed on the Site.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

We will raise $150,000 from private investors with no more than 15% of the business sold to investors, and have a personal investment of $150,000.

(S) The Company's Financial Condition

No operating history

Snowbelt Cannabis was established in August, 2021. We are in the process of Licensing to be determined by New York State. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$1,600,000	$1,760,000	$1,883,200	$1,977,360	$2,036,680
Cost of Goods Sold	$300,000	$330,000	$353,100	$370,755	$381,877
Gross Profit	$1,300,000	$1,430,000	$1,530,100	$1,606,605	$1,654,803
EXPENSES					
Utilities	$45,000	$46,125	$47,278	$48,459	$49,670
Salaries	$250,000	$275,000	$294,250	$308,962	$318,230
Insurance	$10,000	$10,000	$10,000	$10,000	$10,000
Equipment	$40,000	$41,000	$42,025	$43,075	$44,151
License fees	$20,000	$20,500	$21,012	$21,537	$22,075
Legal & Professional Fees	$50,000	$51,250	$52,531	$53,844	$55,190
Product Testing	$30,000	$30,750	$31,518	$32,305	$33,112
Start Up Costs	$350,000	$0	$0	$0	$0
Operating Profit	$505,000	$955,375	$1,031,486	$1,088,423	$1,122,375

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

Because Banks may not be willing to do business with a cannabis entity for the reasons discussed above, any repayments owned under the Revenue Sharing Note will be fully administered by the Company likely not processed by a financial institution. This means it is unlikely that the Company will be able to provide payments via ACH returns, and may need to rely on other sources, such as personal checks and/or third party financial applications. This other sources may subject repayments to additional fees or risks, and will be subject to any applicable terms and conditions

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V